EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter ended March 31,
($ in millions)	2017	2016
Earnings including interest on deposits (1):
Income before income tax expense	$7,605	8,081
Less: Net income from noncontrolling interests	91	52
Income before income tax expense and after noncontrolling interests	7,514	8,029
Fixed charges	2,031	1,408
	$9,545	9,437

Fixed charges (1):
Interest expense	$1,926	1,305
Estimated interest component of net rental expense	105	103
	$2,031	1,408

Ratio of earnings to fixed charges (2)	4.70	6.70

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$7,514	8,029
Fixed charges	1,494	1,101
	$9,008	9,130

Fixed charges:
Interest expense	$1,926	1,305
Less: Interest on deposits	537	307
Estimated interest component of net rental expense	105	103
	$1,494	1,101

Ratio of earnings to fixed charges (2)	6.03	8.29

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.